Exhibit 99.1

Media Release

DRAFT: nOT FOR RELEASE

IMV Inc. Appoints Julia P. Gregory to Board of Directors

Halifax, Nova Scotia; June 7, 2018 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical stage immunotherapy company, announced today the addition of Julia P. Gregory to the company’s Board of Directors.

Andy Sheldon, IMV Chairman of the Board, commented, “Julia’s experience is an ideal addition to our Board given the Company’s anticipated near-term milestones and long-term strategic vision. She brings a uniquely rich background in the strategic financing, planning, partnering, and growth of public biotech companies. We are eager to leverage her counsel as our immuno-oncology programs enter another significant stage of growth.”

“It is with great enthusiasm that I join Andy and the other members of the Board to work with IMV’s world-class research and drug development teams on a new class of transformative immunotherapies,” stated Ms. Gregory. “I look forward to the opportunity to work with IMV as the company advances its clinical programs and candidates to address some of the most significant unmet needs in the cancer treatment landscape.”

Ms. Gregory is a seasoned biotechnology executive with Chief Executive Officer, Chief Financial Officer, Board and investment banking experience. She recently served as Chief Executive Officer and Board Member of ContraFect Corporation, a public biotechnology company developing innovative anti-infectives. Prior to this engagement, she served as the Chief Executive Officer of the immuno-oncology company Five Prime.

Ms. Gregory has a proven track record of successfully growing, capitalizing, and positioning private and public biotechnology companies. As a biotechnology executive, she has raised more than $1.5 billion across all types of business cycles and structured creative strategic alliances and transactions with pharmaceutical companies including GlaxoSmithKline, Bristol-Myers Squibb Company, Takeda Pharmaceutical Company, Ltd., Genentech, Inc. (now Roche), and Human Genome Sciences (now GSK). She is currently on the Board of Directors of Iconic Therapeutics, the Sosei Group and Biohaven Therapeutics.

About IMV

IMV Inc., formerly Immunovaccine, is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently conducting three Phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable Canadian and U.S. securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the matters discussed under “Risk Factors and Uncertainties” in IMV’s Annual Information Form filed in Canada on March 20, 2018 on www.sedar.com and included in the company’s Form 40-F filing in the United States with the United States Securities and Exchange Commission filed on May 1, 2018 on www.sec.gov. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com